SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KEURIG DR PEPPER INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

49271V100
(CUSIP Number)

Joachim Creus
Maple Holdings B.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
Tel.: +31 20 406 10 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Tel.: (212) 735-3000

May 15, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Maple Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) that may be deemed to be beneficially owned by Maple Holdings B.V. (“Maple Holdings”).

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2)(see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Donata Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Donata Holdings B.V. (“Donata”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Donata. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Donata that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
959,447,737 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
959,447,737 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,447,737 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 1 (“Amendment No. 1”) to and amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on July 19, 2018 by (i) Maple Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Maple Holdings”), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Maple Holdings (“Acorn”), (iii) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn (“Forest”), (iv) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (vi) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (vii) Donata Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Donata”), (viii) Agnaten SE, a private company incorporated under the laws of Austria, which is a parent company of JAB Holding Company (“Agnaten”), and (ix) Lucresca SE, a private company incorporated under the laws of Austria, which is the parent company of Donata (“Lucresca”, and together with Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata and Agnaten, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 16, 2019, Maple Holdings advised KDP that it agreed to sell an aggregate of 46,475,703 Shares through registered direct sales with third party buyers (each, a “Buyer”), including the sale of (i) 30,803,579 Shares, at a price of $27.50 per share, to Capital Group Companies, (ii) 7,048,000 Shares, at a price of $28.15 per share, to affiliates of TIAA-CREF, (iii) 5,084,300 Shares, at a price of $28.25 per share, to Levin Easterly Partners LLC and (iv) 3,539,824 Shares, at a price of $28.25 per share, to Norges Bank (the “Sale Transactions”).

Maple Holdings intends to sell a portion of its Shares, increasing the public float of KDP from approximately 15% currently to approximately 20%, subject to market conditions, by year-end. Maple Holdings’s decision to sell a portion of its Shares is motivated by a desire from KDP management to provide additional liquidity to the market. The sales pursuant to the Sales Transactions are expected to increase the public float to approximately 18%. Except for this increase to approximately 20% of the public float, Maple Holdings does not intend to sell any additional Shares in the foreseeable future.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in KDP and their options with respect to such investment, including a sale of all or a portion of their equity ownership in KDP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) Maple Holdings beneficially owns 959,447,737 Shares, after giving effect to the Sale Transactions, which represents 68.2% of the issued and outstanding Shares as of May 7, 2019. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Maple Holdings the power to vote or dispose, or to direct the voting or disposition of, the 959,447,737 Shares beneficially owned by Maple Holdings, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of an aggregate of 959,447,737 Shares.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except for the Sale Transactions described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with Sale Transactions referred to in Item 4 above, Maple Holdings entered into a Stock Purchase Agreement with each Buyer, in each case substantially in the form attached hereto as Exhibit 4, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Exhibit Name
4.	Form of Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2019

JAB FOREST B.V.
JAB HOLDINGS B.V.
DONATA HOLDINGS B.V.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Director

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Proxy Holder

JAB INVESTMENTS S.À R.L.
JAB HOLDING COMPANY S.À r.l.

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

MAPLE HOLDINGS B.V.

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Director

SCHEDULE A

Maple Holdings B.V.

Set forth below is a list of the directors and executive officers of Maple Holdings B.V. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Leendert Brugers	Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Merel Broers	Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Acorn Holdings B.V.

Set forth below is a list of the directors and executive officers of Maple Holdings B.V. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frederic Larmuseau	Executive Director, CEO	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Anna-Lena Kamenetzky	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Olivier Goudet	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Peter Harf	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	Germany

Alejandro Santo Domingo	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Byron Trott	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

Robert Gamgort	Non-Executive Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	United States of America

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun−Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun−Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Constantin Thun−Hohenstein	Manager	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	20 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Donata Holdings B.V.

Set forth below is a list of the directors and executive officers of Donata Holdings B.V. as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Merel Broers	Managing Director	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	The Netherlands

Constantin Thun-Hohenstein	Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of May 16, 2019, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria